FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Mitsui to Sign an Agreement to Integrate its LPG Business

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 3, 2010

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 3, 2010

MITSUI & CO., LTD.

By:	/s/ Junichi Matsumoto
Name:	Junichi Matsumoto
Title:	Executive Vice President
Chief Financial Officer

August 3, 2010

For Immediate Release:

To Whom It May Concern

Mitsui & Co., Ltd.

Mitsui to Sign an Agreement to Integrate its LPG Business

Mitsui & Co., Ltd. (“Mitsui”) announced today that Mitsui, JX Nippon Oil & Energy Corporation (“NOE”, a wholly owned subsidiary of JX Holdings, Inc.), Marubeni Corporation (“Marubeni”) and Mitsui Marubeni Liquefied Gas Co., Ltd. (“MLG”*1) have signed an agreement on the integration of the Liquefied Petroleum Gas (“LPG”) business of MLG and NOE’s LPG business unit (“Integration”), following a basic consensus about the detailed discussion between the parties as previously announced on April 5, 2010.

1.	Purpose of the Integration

The purpose of the Integration is to strengthen the respective competitiveness and profitability of LPG business through rationalizing the whole supply chain. The integrated company (“Newco”) will aim to be an energy company which meets customers’ needs, fulfilling its responsibility to become a more efficient and stable LPG supplier and focusing positively on new energy businesses, such as sales of fuel cells, by utilizing its nation-wide sales networks for the supply of LPG.

2.	Outline of the Integration

1) Method of the Integration

The Integration units are NOE’s LPG business which used to be carried out by the former Nippon Oil Corporation*2 or its affiliates (“NOE’s carved-out LPG business”*3), and MLG. The Newco will be established based on an “absorption-type split” (kyushu bunkatsu) through which MLG, as the successor company, will acquire NOE’s carved-out LPG business. Furthermore, NOE will carve out its assets necessary for Newco to operate its LPG business.

2) Outline of the Newco

(1) Name	To be decided
(2) Business Activities	LPG imports and marketing, new energy related instruments marketing
(3) Capital	2 billion yen
(4) Date of Integration	By the end of the fiscal year 2010
Note: Subject to review by the relevant regulatory and governmental authorities
(5) Shareholders	NOE 66,668 shares*4, Mitsui 40,000 shares, Marubeni 26,667 shares
(6) Representative executive	NOE will nominate the president.
Mitsui or Marubeni will nominate the vice-president.
(7) Import Volume	Approx. 3,160,000 MT (Sum of 2009 FY)
(8) Domestic Sales Volume	Approx. 3,630,000 MT (Sum of 2009 FY)
(9) Number of Terminals	10 import terminals and 6 domestic terminals

Other details about the Integration will be decided in the future.

*1.	MLG is a joint-venture between Mitsui and Marubeni, owned 60% by Mitsui and 40% by Marubeni.
*2.	NOE was founded on July 1, 2010 by the merger of Nippon Oil Corporation, Nippon Petroleum Refining Co., Ltd. and Japan Energy Corporation (Japan Energy).

*3.	NOE’s carved-out LPG business does not include NOE’s LPG business which used to be carried out by the former Japan Energy or its affiliates, as well as NOE’s business in propylene, intermediate products of oil refining process, etc. The main assets of NOE’s carved-out LPG business are as follows.
(1)	Facilities and land for terminals and LPG filling stations in Niigata, Akita and Sendai (Kagoshima Pref.) Terminal.
(2)	Facilities and land related to LPG business in Sendai (Miyagi Pref.), Kawasaki and Osaka Terminal.
(3)	Shares of KYUSHU L.P.G. FUKUSHIMA TERMINAL COMPANY, LIMITED and Onahama LPG Terminal.
(4)	Shares of six LPG sales subsidiaries owned by ENEOS FRONTIER CO., LIMITED, a wholly owned subsidiary of NOE.
*4.	The number of the shares which would be allotted to NOE was determined by the consultation among the parties with reference to the valuation results of NOE’s carved-out LPG business and MLG’s business provided by the third-party financial advisors appointed by the prospective shareholders of Newco.

Outline of NOE’s carved-out LPG business and company outline of MLG

	NOE’s carved-out LPG business	Mitsui Marubeni Liquefied Gas Co., Ltd. (MLG)
Import Volume (2009FY)	Approx. 1,570,000 MT	Approx. 1,590,000 MT

Domestic Sales Volume (2009FY)	Approx. 1,860,000 MT	Approx. 1,770,000 MT

Location of Import Terminals	Sendai (Miyagi Pref.) Niigata (Niigata Pref.) Kawasaki (Kanagawa Pref.) Osaka (Osaka Pref.) Fukushima (Nagasaki Pref.)*1	Aomori (Aomori Pref.) Nanao (Ishikawa Pref.) Karatsu (Saga Pref.) Ichihara (Chiba Pref.) *2 Chiba (Chiba Pref.) *3

Location of Domestic Terminals	Akita (Akita Pref.) Sendai (Kagoshima Pref.) Onahama (Fukushima Pref.) *4	Kushiro (Hokkaido Pref.) Ishikari (Hokkaido Pref.) Shiogama (Miyagi Pref.) Onahama (Fukushima Pref.) *4

Number of main sales subsidiaries	6	2

Number of retail customers	Approx. 100,000	Approx. 200,000

*1	The LPG terminal owned by KYUSHU L.P.G. FUKUSHIMA TERMINAL COMPANY, LIMITED, a joint-venture between NOE and Astomos Energy Corporation.
*2	The LPG terminal owned by Kyokuto Petroleum Industries.,Ltd, a joint-venture between MITSUI OIL CO., LTD and Exxon Mobil Corporation.
*3	The LPG terminal owned by Marubeni Ennex Corporation, a subsidiary of Marubeni.
*4	The LPG terminal owned by Onahama LPG Terminal, a joint-venture between NOE and MLG.

For further information, please contact:

Mitsui & Co., Ltd.
Investor Relations Division	Corporate Communications Division
Telephone: +81-3-3285-7910	Telephone: +81-3-3285-7540

Notice: This press release includes forward-looking statements about Mitsui. These forward-looking statements are based on the current assumptions and beliefs of Mitsui in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Mitsui’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The risks, uncertainties and other factors referred to above include, but are not limited to, those contained in Mitsui’s latest annual report on Form 20-F, which has been filed with the U.S. Securities and Exchange Commission.

This press release is published in order to publicly announce specific facts stated above, and does not constitute a solicitation of investments or any similar act inside or outside of Japan, regarding the shares, bonds or other securities issued by us.

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